[VIVENDI UNVERSAL LOGO]

NOTE TO READERS: Vivendi Universal provided preliminary, unaudited revenue information on a French GAAP basis for the second quarter and the first half 2003 to `Balo' an official French business newspaper for publication in accordance with French regulatory requirements.

             VIVENDI UNIVERSAL ANNOUNCES REVENUES FOR SECOND QUARTER
                               AND FIRST HALF 2003

- THE GROUP PERIMETER HAS FUNDAMENTALLY CHANGED WITHIN THE LAST TWELVE MONTHS. RESULTING IN A SUBSTANTIAL DECLINE IN REVENUES. IN THE SAME PERIOD, THE GROUP'S NET DEBT HAS BEEN REDUCED FROM E35.1 BILLION TO AN ESTIMATED E13.6 BILLION, DESPITE THE E4 BILLION INVESTMENT IN CEGETEL IN JANUARY 2003.

-     TELECOMMUNICATIONS AND PAY TV CONTRIBUTED A GOOD PERFORMANCE IN THE
      QUARTER.

- ENTERTAINMENT REVENUES SUFFERED FROM ADVERSE CURRENCY MOVEMENTS AS WELL AS CONTRASTED RESULTS AT VUE AND REVENUE DECLINES AT UMG AND VUG COMPARED WITH EXCEPTIONALLY STRONG QUARTER IN 2002.

- DESPITE THE NEGATIVE IMPACT OF THE EURO/DOLLAR EXCHANGE RATE, VIVENDI UNIVERSAL REITERATES ITS 2003 FULL YEAR OPERATING GUIDANCE:

      - STRONG IMPROVEMENT IN OPERATING INCOME, WITH A MORE THAN 39% GROWTH IN CONTINUING OPERATIONS.

      - STRONG IMPROVEMENT IN CASH FLOW FROM OPERATIONS(1) ON A LIKE-FOR-LIKE BASIS. PROPORTIONATE CASH FLOW(2) EXPECTED TO DOUBLE COMPARED WITH 2002.

      - DURING THIS TRANSITIONAL YEAR, VIVENDI UNIVERSAL MAINTAINS ITS ADJUSTED NET INCOME TARGET (BEFORE EXCEPTIONAL ITEMS AND GOODWILL AMORTIZATION), WHICH SHOULD BE POSITIVE FOR THE FIRST TIME SINCE ITS CREATION.

SECOND QUARTER 2003:

PARIS, JULY 31, 2003 - Vivendi Universal's (PARIS BOURSE: EX FP; NYSE: V) consolidated revenues for the second quarter of 2003 amounted to E6,132 million compared with E15,341 million for second quarter of 2002. On a pro forma basis(3) (i.e. excluding Veolia Environnement,


--------

(1) Net cash provided by operating activities net of capital expenditures and before financing costs and taxes.

(2) Defined as cash flow from operations excluding the minority stake in all less than 100% entities.

(3) The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp and the disposal of VUP assets in 2002 & 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. The pro forma information is calculated as a simple sum of the actual revenues of Vivendi Universal's businesses (excluding businesses sold) with the actual revenues reported by each of the acquired businesses in each period presented. Additionally, the revenues of Universal Studios international television networks are reported by Vivendi Universal Entertainment. This reclassification has no impact on the total revenues of Vivendi Universal. The pro forma revenues are not necessarily indicative of the combined revenues that would have occurred had the transactions actually occurred at the beginning of 2002.

the publishing businesses divested in 2002 and 2003, and including VUE as if the InterActiveCorp - formerly known as USA Interactive and prior thereto as USA Networks, Inc.- entertainment assets had been acquired as of January 1, 2002), and excluding exchange rate fluctuations, second quarter 2003 revenues decreased 6%.

FIRST HALF 2003:

For the first half of 2003, Vivendi Universal's consolidated revenues amounted to E12,364 million compared with E29,990 million for the first half of 2002. On a pro forma basis(1) (i.e. excluding Veolia Environnement, the publishing businesses divested in 2002 and 2003, and including VUE as if the InterActiveCorp entertainment assets had been acquired as of January 1, 2002), and excluding exchange rate fluctuations, first half 2003 revenues decreased 4%.

                                        *
                                       * *

COMMENTS FOR THE SIX MAIN BUSINESSES

SFR-CEGETEL:

Actual/Actual

                                 2nd Quarter                               Half Year
-------------------------------------------------------------  ---------------------------------------
                         2003                                     2003
in millions of euros    Actual   2002 Actual    % variation      Actual     2002 Actual    % variation
-------------------------------------------------------------  ---------------------------------------
Revenue                 1,831      1,729             6%         3,612         3,442            5%

SECOND QUARTER 2003 HIGHLIGHTS: For the second quarter of 2003, SFR/Cegetel reported consolidated revenues of E1.8 billion, up 6%.

Mobile telephony generated revenues of E1.6 billion, up 8% despite the slowdown in market growth. During the second quarter 2003, SFR added 203,100 new customers to 13.9 million customers (including SRR, its subsidiary in La Reunion) of which 55.4% are postpaid customers vs. 50.3% at end June 2002. SFR ARPU from prepaid customers increased 4% to E21.5 and ARPU from postpaid customers decreased 3% to E56.5 mainly due to fixed incoming call tariff decrease imposed by regulator (-15% as from January 1, 2003).

Fixed telephony revenues declined 9% to E213 million mainly explained by unfavorable impact of year end 2002 voice price decreases and unfavourable traffic mix.

FIRST HALF 2003 HIGHLIGHTS: For the first half of 2003, SFR/Cegetel reported consolidated revenue of E3.6 billion, up 5%.

Mobile telephony revenues increased 7% to E3.2 billion. During the first semester 2003, SFR added 367,400 new customers to 13.9 million customers and increased market share on the French mobile market to 35.3% against 34.4% at end June 2002. ARPU from prepaid customers increased 3% to E21.4 and ARPU from postpaid customers decreased 3% to E56.2 mainly due to fixed incoming call tariff decreases imposed by regulator (-15% as from January 1, 2003 after -10% as from March 1, 2002). Data and Services monthly revenues per average customer rose significantly (+49%) to E4, ie out of which nearly 10% of blended ARPU.

Fixed telephony revenues declined 8% to E435 million mainly explained by unfavourable impact of year end 2002 voice price decreases and unfavourable traffic mix.

MAROC TELECOM:

Actual/Actual

                                      2nd Quarter                                       Half Year
----------------------------------------------------------------------  --------------------------------------------------
                                                         % variation                                       % variation
in millions of          2003      2002                   at constant        2003      2002                 at constant
euros                  Actual    Actual   % variation      currency        Actual    Actual   % variation   currency
----------------------------------------------------------------------  --------------------------------------------------
Revenue                 357       361          -1%            4%             714      716          0%             5%

SECOND QUARTER 2003 HIGHLIGHTS: Second quarter 2003 revenues amounted to E357 million, a 4% increase at constant currency.

FIRST HALF 2003 HIGHLIGHTS: First half 2003 revenues amounted to E714 million, flat on an actual basis, a 5% increase at constant currency. Mobile revenues increased 6%. Maroc Telecom had 4,865,000 customers in mobile telephony (a 19% increase year-on-year) and 1,148,000 customers in fixed-line telephony (a 2% increase year-on-year).

UNIVERSAL MUSIC GROUP (UMG):

Actual/Actual

                                      2nd Quarter                                         Half Year
                     ------------------------------------------------  ---------------------------------------------------
                                                        % variation                                         % variation
in millions of        2003       2002                   at constant        2003      2002                    at constant
euros                Actual     Actual    % variation    currency         Actual    Actual   % variation      currency
---------------------------------------------------------------------  ---------------------------------------------------
Revenue              1,068      1,509        -29%          -19%           2,168     2,873        -25%           -15%

SECOND QUARTER 2003 HIGHLIGHTS: Fewer major international releases, adverse currency movements and continued weakness in the global music market contributed to a 29% decline compared to the second quarter of 2002 that had been particularly strong with albums from Eminem, Nelly, Sheryl Crow and the debut release from Ashanti. In constant currency sales were down 19% with strong growth in Japan and growth in the United Kingdom and France offset by lower sales in North America, Germany and the smaller European markets and UMG's European Music Clubs. Best sellers in the period were 50 Cent, new releases from Marilyn Manson and Metallica and carryover sales from 2002 releases by t.A.T.u. and Eminem.

FIRST HALF 2003 HIGHLIGHTS: Universal Music Group's (UMG's) revenues declined 25% compared to the first half of 2002 due to adverse currency movements, particularly the strengthening of the Euro against the U.S. dollar and the ongoing weakness in the global music market. Sales were down 15% in constant currency. Best sellers included the new release from 50 Cent that has now shipped over 7 million copies and strong carryover sales from 2002 releases by t.A.T.u. and Eminem. The 8 Mile OST featuring Eminem and Eminem's `The Eminem Show' sold an additional 5 million copies in the period.

VIVENDI UNIVERSAL ENTERTAINMENT (VUE):

Actual/Actual

                                        2nd Quarter                                             Half Year
                                                          % variation at                                          % variation at
in millions of            2003        2002         %         constant            2003        2002         %          constant
euros                    Actual      Actual    variation     currency           Actual      Actual    variation      currency
-------------------------------------------------------------------------    ----------------------------------------------------
Revenue                  1,516       1,776       -15%           6%               2,962      3,151        -6%              16%

Actual/Proforma

                                           2nd Quarter                                             Half Year
                          -----------------------------------------------------   -------------------------------------------------
                                      2002                    % variation at                                         % variation at
                           2003        Pro          %            constant           2003         2002         %          constant
                           Actual    forma(4)    variation       currency          Actual     Pro forma    variation     currency
-------------------------------------------------------------------------------   -------------------------------------------------
Revenue                    1,516      1,974        -23%             -4%             2,962        3,825       -23%          -5%

SECOND QUARTER 2003 HIGHLIGHTS: On an actual exchange rate basis VUE revenues decreased 15%. Had InterActiveCorp been acquired at January 1, 2002, VUE revenues would have decreased 23%. However, excluding the adverse impact of exchange, VUE revenues decreased only 4% on a pro forma basis. At constant rates and on a pro forma basis, improved Universal Pictures Group and Universal Television Networks revenue was offset by declines in Universal Television Production, and Universal Parks & Resorts and others.

Universal Pictures Group made box office history by becoming the first studio to have three consecutive $50+ million opening weekends (Bruce Almighty, 2 Fast, 2 Furious, and The Hulk). On a pro forma constant currency basis, second quarter revenues increased 1% when compared to the second quarter of 2002, which included box office performance of The Scorpion King and video/DVD results from A Beautiful Mind.

On a pro forma constant currency basis, Universal Television Group revenues declined 8%. Revenues for Universal Television Networks, which includes USA Network and the Sci Fi Channel, increased 15% due to stronger ad sales and increased affiliate revenues. This was offset by a 20% decline at Universal Television Production, primarily reflecting the recognition of significant off-network syndication revenue from Just Shoot Me in the prior year.

On a pro forma constant currency basis, at Universal Parks and Resorts, the sale of Spencer Gifts resulted in a decrease of E47 million compared to the same period in 2002. Recreation revenue decreased 15% due to lower theme park attendance at Universal Studios Hollywood, as a result of continued softness in the tourism market.

FIRST HALF HIGHLIGHTS: Had InterActiveCorp been acquired at January 1, 2002, VUE revenues would have decreased 23%. However, excluding the adverse impact of exchange, VUE revenues decreased only 5% on a pro forma basis: improved Universal Television Networks revenue was more than offset by lower revenue from Universal Pictures Group, Universal Television

-------
(4) Pro forma basis as if the InterActiveCorp entertainment assets had been consolidated from January 1st, 2002 and the results of Universal Studio international television networks had been reported by Vivendi Universal Entertainment instead of Canal Plus Group.

Production, and Universal Parks & Resorts. In particular, the sale of Spencer Gifts, effective on May 30, 2003, had an adverse effect on revenues during this period.

CANAL PLUS GROUP:

Actual/Actual

                                         2nd Quarter                                     Half Year
                          --------------------------------------------   --------------------------------------------
                                                         % variation                                       % variation
                                                              at                                                at
in millions of             2003      2002         %        constant       2003      2002        %            constant
euros                     Actual    Actual    variation    currency      Actual    Actual   variation        currency
----------------------------------------------------------------------   ---------------------------------------------
Revenue                   1,049      1,145       -8%          -8%         2,215     2,344      -6%              -5%

Actual/Pro forma

                                              2nd Quarter                                        Half Year
                               -----------------------------------------------   -----------------------------------------------
                                                                 % variation                                       % variation
                                          2002                        at                      2002                      at
                                2003      Pro            %         constant         2003       Pro          %        constant
En millions d'euros            Actual    forma 5     variation     currency        Actual     forma     variation    currency
------------------------------------------------------------------------------   -----------------------------------------------
Revenue                        1,049      1,124        -7%            -6%          2,215     2,298        -4%          -3%

SECOND QUARTER 2003 HIGHLIGHTS: On a pro forma basis, revenues for Canal Plus Group were down 7%. Excluding all scope changes, principally Telepiu, revenues increased 6% during the second quarter of 2003. French pay-television revenues grew 7% on an actual basis driven by the strong performances of CanalSatellite and Media Overseas, while premium channel revenues were stable. Revenues for the movie business increased 7% during the same period thanks to the higher performance on home video selling.

FIRST HALF 2003 HIGHLIGHTS: On a pro forma basis, revenues for Canal Plus Group were down 4%. Excluding all scope changes, principally Telepiu, revenues increased 2% during the first half of 2003. The 5% growth in French pay-television revenues was mainly driven by the solid performances of CanalSatellite, while the premium channel revenues were slightly down (-3%). Revenues for the movie business were down 11% since no major film release was recorded in first half 2003.

VIVENDI UNIVERSAL GAMES:

Actual/Actual

                                    2nd Quarter                                       Half Year
                     ---------------------------------------------   ----------------------------------------------
                                                     % variation                                        % variation
                                                          at                                                 at
in millions of        2003      2002         %         constant         2003       2002        %          constant
euros                Actual    Actual    variation     currency        Actual     Actual    variation     currency
------------------------------------------------------------------   ---------------------------------------------
Revenue               134        211       -36%          -26%           240       336        -29%           -17%

SECOND QUARTER 2003 HIGHLIGHTS: Vivendi Universal Games posted net revenue of E134 million. This was a 36% decline versus the prior year quarter, and excluding the unfavorable impact of currency was a 26% decline. The successful launches of The Hulk and the Warcraft III Expansion Pack in June 2003 did not offset the launch of Warcraft III in June 2002 and net revenue generated from Empire Earth.

FIRST HALF 2003 HIGHLIGHTS: Vivendi Universal Games generated net revenue of E240 million. This was fueled by the worldwide product launch in June of The Hulk on all platforms and the Warcraft III Expansion Pack on PC in the North America and Asia Pacific regions. This represented a 29% decline versus a strong prior year, however, excluding the unfavorable impact of currency was a 17% decline. The prior year included the very successful launch of Blizzard's Warcraft III title in the N.A. and Asia Pacific regions in June, as well as strong sales from the Crash V, Crash I and Empire Earth titles.

IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that : that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; grade as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders are urged to read those documents at the Commission's website at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal does not undertake nor does it have any obligation to provide updates or to revise any forward-looking statements.

CONTACTS:

MEDIA
PARIS
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086

                                VIVENDI UNIVERSAL
                       ACTUAL REVENUES BY BUSINESS SEGMENT
                            (French GAAP, Unaudited)

                                                                             ACTUAL(1)
                                               -------------------------------------------------------------------
                                                     Quarter Ended      June 30,         Half Year Ended June 30,
                                               ---------------------------------    ------------------------------
                                                 2003       2002      % Change     2003          2002     % Change
                                               -------    -------     --------    -------      --------   --------
                                                                   (In millions of euros)
REVENUES
  SFR - Cegetel                                E  1831   E  1729         6%       E   3612     E  3442        5%
  Maroc Telecom                                    357       361        -1%            714         716        0%
  Universal Music Group                           1068      1509       -29%           2168        2873      -25%
  Vivendi Universal Entertainment                 1516      1776       -15%           2962        3151       -6%
  Canal Plus Group                                1049      1145        -8%           2215        2344       -6%
  Vivendi Universal Games (2)                      134       211       -36%            240         336      -29%
                                               -------   -------      ----        --------     -------      ----
                                                  5955      6731       -12%          11911       12862       -7%
  Other (3)                                        129       173       -25%            325         442      -26%
                                               -------   -------      ----        --------     -------      ----
  TOTAL VIVENDI UNIVERSAL
   (EXCLUDING BUSINESSES SOLD IN 2002 & 2003)  E  6084   E  6904       -12%       E  12236     E 13304       -8%
  Veolia Environnement                               -      7451        na               -       14951       na
  VUP assets sold during 2002 & 2003 (4)            48       986       -95%            128        1735      -93%
                                               -------   -------      ----        --------     -------      ----
  TOTAL VIVENDI UNIVERSAL                      E  6132   E 15341       -60%       E  12364     E 29990      -59%
                                               =======   =======      ====        ========     =======      ====


(1) 2003 revenues totals represent actual revenue to be published in BALO. 2002 revenues totals represent actual revenues as published in BALO on August 14, 2002.

(2) Formerly part of Vivendi Universal Publishing (VUP). Includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States.

(3) Principally comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses), VUP assets not sold during 2002 & 2003 (Atica & Scipione, publishing activities in Brazil) and the elimination of intercompany transactions.

(4) Comprised of Comareg sold in May 2003, the Consumer Press Division sold in February 2003, VUP assets sold to Investima 10, which is wholly owned by Natexis Banques Populaires in December 2002, Houghton Mifflin sold in December 2002 and VUP's Business to Business and Health divisions sold in June 2002. The total revenues recorded by the Publishing activities for the second quarter and the first half 2002 can be obtained by adding to these figures the revenues from Vivendi Universal Games and Atica & Scipione (reported in other for E 6 million and E 70 million, respectively).

                                VIVENDI UNIVERSAL
                     PRO FORMA REVENUES BY BUSINESS SEGMENT
                            (French GAAP, Unaudited)

                                                                            PRO FORMA (1)
                                                 ------------------------------------------------------------------
                                                        Quarter Ended June 30,           Half Year Ended June 30,
                                                 --------------------------------    ------------------------------
                                                    2003        2002     % Change       2003       2002    % Change
                                                 -------     -------     --------    -------    -------    --------
                                                                       (In millions of euros)
REVENUES
  SFR - Cegetel                                  E  1831     E  1729         6%      E  3612    E  3442        5%
  Maroc Telecom                                      357         361        -1%          714        716        0%
  Universal Music Group                             1068        1509       -29%         2168       2873      -25%
  Vivendi Universal Entertainment                   1516        1974       -23%         2962       3825      -23%
  Canal Plus Group                                  1049        1124        -7%         2215       2298       -4%
  Vivendi Universal Games (2)                        134         211       -36%          240        336      -29%
                                                 -------     -------      ----       -------    -------     -----
                                                    5955        6908       -14%        11911      13490      -12%
Other (3)                                            129         173       -25%          325        442      -26%
                                                 -------     -------      ----       -------    -------     -----
TOTAL VIVENDI UNIVERSAL                          E  6084     E  7081       -14%      E 12236    E 13932      -12%
                                                 =======     =======      ====       =======    =======     =====


(1) The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp and the disposal of VUP assets in 2002 & 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. The pro forma information is calculated as a simple sum of the actual revenues of Vivendi Universal's businesses (excluding businesses sold) with the actual revenues reported by each of the acquired businesses in each period presented. Additionally, the revenues of Universal Studios international television networks are reported by Vivendi Universal Entertainment. This reclassification has no impact on the total revenues of Vivendi Universal. The pro forma revenues are not necessarily indicative of the combined revenues that would have occurred had the transactions actually occurred at the beginning of 2002.

(2) Formerly part of Vivendi Universal Publishing (VUP). Includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States.

(3) Principally comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses), VUP assets not sold during 2002 & 2003 (Atica & Scipione, publishing activities in Brazil) and the elimination of intercompany transactions.


                                     Page 8